Multiemedia Limited

ABN 12 003 237 303

NOTICE OF ANNUAL GENERAL MEETING

MONDAY 29 NOVEMBER 2004

AND

EXPLANATORY MEMORANDUM

TABLE OF CONTENTS

ORDINARY BUSINESS 5

SPECIAL BUSINESS 5

OTHER BUSINESS 5

VOTING RESTRICTIONS 6

VOTING INSTRUCTIONS 6

EXPLANATORY MEMORANDUM 8

DIRECTORS' RECOMMENDATIONS 13

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (AGM) of Multiemedia Limited ABN 12 003 237 303 (Company) will be held as detailed immediately below.

Date of AGM: Monday, 29 November 2004

Venue: ASX Theatrette
Australian Stock Exchange Limited
Stock Exchange Centre
Level 1, 530 Collins Street
Melbourne, Victoria, 3000

Time: 10.00 am

The Directors of the Company recommend that you support all the resolutions detailed in this notice by attending the AGM or returning your proxy form to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the AGM.

Delivery or Mail: Multiemedia Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne, Victoria, 3001

Facsimile: +61 3 9473 2555
Attention: Mr Stephen Batten
Company Secretary
Multiemedia Limited

Letter from the Chairman

Dear Shareholder,

On Monday 29 November 2004, you will be asked to vote on a number of resolutions at the Company's Annual General Meeting.

These resolutions are detailed in this Notice of Annual General Meeting and in the Explanatory Memorandum attached to the Notice.

Each resolution is of importance to you as a shareholder.

In submitting the resolutions for your consideration, I believe special mention is appropriate in respect of resolutions 3 and 4.

The Directors have carefully considered remuneration packages for Senior Management and Staff and have determined it is in the interests of the Company to create a mix of short term and long term incentives for these employees.

Accordingly two option plans have been proposed; being the Executive Officer Option Plan No. 3 and the Multiemedia Limited Staff Share Option Plan. The Executive Officer Option Plan No. 3 will supersede the previously approved Executive Officer Option Plan No. 2 from 30 June 2005, when the No. 2 Plan expires. The creation of the Multiemedia Limited Staff Share Option Plan will provide incentives to attract, retain and reward staff not previously covered by the Executive Officer Option Plan. (Resolutions 3 and 4)

There is also a proposal for the issue of options to Directors (Resolution 5).

Performance based exercise conditions will apply to options granted to senior managers under the Executive Officer Option Plan No. 3, and also to Directors.

Each of the Directors recommends that you vote in favour of all of the resolutions.

The Board and the employees highly appreciate your continued support and we look forward to seeing you at the meeting.

Yours sincerely

John H. Walker
Chairman

VOTING RESTRICTIONS

The Company will disregard any votes cast on the following resolutions by the following persons (or associates of those persons):

- Resolution 3: Any director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company) and any associate of those directors.
- Resolution 4: Any director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company) and any associate of those directors.
- Resolution 5: A person who is to receive securities in relation to the Company (specifically, each person whose name is listed in section 3.3 of the Explanatory Memorandum to this Notice of Meeting) and the associates of such a person.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

VOTING INSTRUCTIONS

For the purposes of the Meeting, shares will be taken to be held by persons who are registered holders as at 10.00 am (Melbourne time) on Saturday, 27 November 2004.

Voting at the Meeting

1. If you are able to attend the AGM, on a show of hands each shareholder present may cast one vote. The phrase **shareholder present** includes a person present as a proxy, attorney or body corporate representative. However, if a shareholder appoints two proxies, neither proxy may vote on a show of hands.
2. On a poll, every shareholder present has one vote for every fully paid ordinary share held.

Appointment of Proxy

1. If you are a shareholder but are unable to attend and vote at the AGM and you wish to appoint a proxy, please complete and return the proxy form enclosed with this notice of the AGM.
2. A proxy need not be a shareholder of the Company.
3. The proxy form must be completed and returned to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the AGM (i.e. lodgement must occur no later than 10.00 am on Saturday, 27 November 2004).

EXPLANATORY MEMORANDUM

1. Contents and Interpretation of the Explanatory Memorandum

1.1 Contents of the Explanatory Memorandum

To the best information, knowledge and belief of the Directors, after having made due and proper enquiries, the information contained in this Explanatory Memorandum is true, correct and accurate in every material detail as at the date of issue of this Explanatory Memorandum.

1.2 Definitions

In this Explanatory Memorandum:

AGM means the annual general meeting of the shareholders of the Company scheduled to be convened on Monday 29 November 2004.

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

Board means the board of Directors of the Company.

Chairman means the chairman of the AGM.

Company means Multiemedia Limited ABN 12 003 237 303.

Constitution means the constitution of the Company.

Directors means the directors of the Company.

Explanatory Memorandum means this explanatory memorandum to the Notice.

Listing Rules refers to the Listing Rules of the ASX.

Nominated Director refers to Elwood Charles Ellison III, who is standing for re-election as a Director under Resolution 2.

Notice means the notice of the AGM to the Shareholders to which this Explanatory Memorandum is attached.

Option means an option to acquire a Share.

Resolution means a resolution proposed to be considered and, if thought fit, to be passed at the AGM.

Shareholder means a shareholder of the Company.

Share means ordinary shares in the Company.

Subscribers has the meaning given to that term in section 3.1 of this Explanatory Memorandum.

2. Background and Explanation of Ordinary Business Resolutions

2.1 Resolution 1 – Adoption of Accounts and Reports

The Company will table the annual accounts and reports referred to in Resolution 1 at the AGM. The accounts and reports will be tabled at the AGM by the Chairman.

2.2 Resolution 2 – Appointment of Director (Elwood Charles Ellison III)

Shareholder approval is sought for the re-election as a Director of Elwood Charles Ellison III pursuant to rule 58.4 of the Constitution. Mr Ellison was appointed by Shareholders as a Director on 27 November 2002.

Mr Ellison must retire as a Director pursuant to rules 58.1 and 58.2 of the Constitution at the conclusion of the meeting. Rules 58.1 and 58.2 of the Constitution require one third of the Directors to retire at each annual general meeting by rotation with the longest Director in office since their last election or appointment being required to retire.

The conditions of rule 59 of the Constitution have been observed in respect of the nomination of Mr Ellison as a candidate for re-election as Director. That is, Mr Ellison is eligible for re-election as he is retiring by rotation and is seeking re-election. A notice of nomination of Mr Ellison has been lodged at the registered office of the Company not less than 30 business days before the date scheduled for the Meeting.

2.2.1 Profile – Elwood Charles Ellison III

Mr Ellison brings over 20 years of experience as a sales and marketing executive in high tech companies. As a national manager during the early years at Microsoft Corporation, he defined and launched that company's initiatives into the education, government and corporate account markets.

As vice president of sales at Ashton-Tate, he was responsible for the sales strategies that contributed to revenue growth from under $20m to over $300m in four years. As vice president of sales and marketing at Gupta Technologies, Inc. he led the company's expansion into new channels and markets, resulting in a successful initial public offering. At Asymetrix, he led the turn-around team that positioned the company as the leader in the on-line learning market, and produced a successful initial public offering.

He is known as a no-nonsense, results-oriented sales and marketing executive, with a consistent history of success in building global sales and distribution networks for high tech products.

3. Background and Explanation of Special Business Resolutions

3.1 Resolution 3 – Executive Officer Option Plan No. 3

Listing Rule 7.1 provides that a company may not issue equity securities, or agree to issue equity securities, without the approval of shareholders, if the number of equity securities to be issued in any 12 month period (including shares issued on the exercise of any options) exceed 15% of the issued capital of the company preceding the issue.

Listing Rule 7.2 contains a number of exceptions to the prohibition contained in Listing Rule 7.1. In particular, under Exception 9 in Listing Rule 7.2, any equity securities issued under an employee incentive scheme within 3 years of the date on which shareholders approve the issue of those equity securities are not counted for the purposes of Listing Rule 7.1. Resolution 3 is designed to satisfy the requirements of Listing Rule 7.2.

The purpose of the Executive Officer Option Plan No. 3 ("**Option Plan No. 3**") is to provide incentives to management personnel of the Company who are integral to the operations and ongoing success of the Company. These incentives are designed to encourage greater productivity from management personnel and to better enable the Company to retain its management personnel in a highly competitive industry.

There already exists an Executive Officer Option Plan ("**Original Option Plan**"), which was originally approved by Shareholders in general meeting on 25 September 2001.

Under Option Plan No. 3, the exercise price of the Options will be determined by the Directors from time to time, prior to the issue of the relevant Options. This will give the directors the necessary flexibility to ensure that the Options serve as an incentive to management personnel. At this point in time, no options have been issued under the Option Plan No. 3. Options will be issued subject to performance based exercise conditions. As at the date of this Explanatory Memorandum, there are approximately 23.9 million options on issue under the Original Option Plan.

A summary of the terms of the Option Plan No. 3 is as follows:

- only the "senior managers" (as defined in section 9 of the *Corporations Act 2001*) of the Company and of its "subsidiaries" (as defined in Division 6 of Part 1.2 of the *Corporations Act 2001*) may participate in the Option Plan No. 3.

- the securities to be issued under the Option Plan No. 3 will be Options to acquire fully paid ordinary Shares in the capital of the Company.

- the number of Options that may be issued under the Option Plan No. 3 and the Original Option Plan at any time is limited to 5% of the issued capital of the Company.

- the Options will be issued for no consideration.

- the exercise price of the Options will be determined by the Directors prior to the issue of the Options, but must not be less than the Market Value of the Shares of the Company on the date the offers for the Options are made, less 10%.

- the Options may be exercised only after an exercise date prescribed by the Directors, and if no such date is prescribed, then the Options may be exercised 90 days after their date of issue.

- the Options will expire at 5.00pm (Melbourne time) on 30 June 2009. However, the Directors have the discretion to vary this date by up to 12 months where there might otherwise be a breach of the *Corporations Act 2001* or the Listing Rules. The Options can also expire earlier in certain circumstances, including where a senior manager ceases to be a senior manager of the Company (in this circumstance, the Directors have the discretion to permit the ex-senior manager to exercise his or her options within 7 days of that person being notified of that permission).

The Directors and the Company Secretary are excluded from the definition of "senior manager" and accordingly are not included in the Option Plan No. 3. A voting exclusion statement relating to this Resolution 3 is set out in the Notice of Meeting.

3.2 Resolution 4 – Multiemedia Limited Staff Share Option Plan

The operation of Listing Rule 7.1 and the exceptions contained in Listing Rule 7.2 are discussed above, in relation to Resolution 3. As is the case with Resolution 3, this Resolution 4 is designed to satisfy the requirements of Listing Rule 7.2.

The Purpose of the Multiemedia Limited Staff Share Option Plan ("**Staff Plan**") is to provide incentives to the personnel of the Company, other than management. These personnel are also integral to the operations of ongoing success of the Company, and the incentives proposed to be offered under the Staff Plan are likewise designed to encourage greater productivity from personnel and to better enable the Company to retain those personnel.

Under the Staff Plan the exercise price of the Options will be determined by the Directors from time to time, prior to the issue of the relevant Options. No options have been issued under the Staff Plan, at the present time.

A summary of the terms of the Staff Plan is as follows:

- only employees of the Company who are not Directors or senior managers may participate in the Staff Plan;
- securities to be issued under the Staff Plan will be options to acquire fully paid ordinary Shares in the capital of the Company;
- the number of Options that may be issued under the Staff Plan at any time is limited to 5% of the issued capital of the Company;
- the Options will be issued for no consideration;
- the exercise price of to the Options will be determined by the Directors prior to the issue of the Options but must not be less than the Market Value of the Shares of the Company on the date the offers for the Options are made, less 10%;
- the Options may be exercised at any time, subject to any applicable conditions of their issue;
- the Options will expire at the expiration of 5 years and the date of their issue, unless the applicable conditions of their issue state otherwise. The Options can also expire earlier in certain circumstances, including where the holder of the Options ceases to be an "eligible person".

A voting exclusion statement relating to this Resolution 4 is set out in the Notice of Meeting.

3.3 Resolution 5 – Issue of Options to Directors

Under Listing Rule 10.11, a company must not issue or agree to issue equity securities, without the approval of Shareholders, to a related party of the company.

The equity securities to be issued under Resolution 5 are Options to be issued as follows:

Director	Number of Options	Exercise Price	First Exercise Date	Final Exercise Date
John Walker	40 million	$0.04	10 October 2006	31 December 2007
Adrian Ballintine	40 million	$0.04	10 October 2006	31 December 2007
Clinton Starr	32.5 million	$0.04	10 October 2006	31 December 2007
Charles Ellison	26 million	$0.04	10 October 2006	31 December 2007

and will be subject to the following exercise conditions:

NPAT @ 30 June 2006	% of Allocation
Below $11.6 million	0%
$11.6 million	60%
$12.8 million	70%
$14.2 million	80%
$15.6 million	85%
$17.2 million	95%
$18.9 million and above	100%

Resolution 5 is designed to satisfy the requirements of Listing Rule 10.11.

In accordance with Listing Rule 7.2 Exception 14, if Resolution 5 is passed, Shareholder approval will not also be required in terms of Listing Rule 7.1. The issue of equity securities in terms of Resolution 6 will, therefore, not be counted for the purposes of determining the maximum number of equity securities that may be issued by the Company in any 12 month period without obtaining Shareholder approval in accordance with Listing Rule 7.1.

Prescribed Information in respect of Resolution 5

In compliance with Listing Rule 10.13, the following information is provided to Shareholders:

1) If Resolution 5 is passed, the following people, who are Directors of the Company, will receive Options:

   (a) John Walker;

   (b) Adrian Ballintine;

   (c) Clinton Starr; and

   (d) Charles Ellison.

2) The Company will issue the Options on the first business day immediately following the day of the Meeting.

3) The Options will be issued for free.

4) The purpose of the issue of the Options is to remunerate and give incentive to the Directors, thereby creating greater value for Shareholders. Funds raised will form part of working capital.

5) A voting exclusion statement relating to this Resolution 5 is set out in the Notice of Meeting.

DIRECTORS' RECOMMENDATIONS

Recommendation For Resolution 3 (Special Business)

The Directors believe that the implementation of the Option Plan No. 3 is fair and reasonable. The Executive Officer Option Plan No. 3 will assist the Company to provide incentives to the management personnel of the Company who are integral to the operations and ongoing success of the Company. The Original Option Plan is not now able to deliver these incentives because of the expiry date of options issued under it. The incentives under the Option Plan No. 3 are designed to encourage greater productivity from management personnel and to better enable the Company to retain its management personnel in a highly competitive industry. Each of the Directors recommends that the shareholders vote in favour of Resolution 3

Recommendation For Resolution 4 (Special Business)

The Directors believe implementation of the Staff Plan is fair and reasonable and will assist the Company to provide the same sorts of incentives to the Company's non-management personnel as the Option Plan No. 3 does for management personnel. As with Option Plan No. 3, the incentives under the Staff Plan are designed to encourage greater productivity from personnel and to better enable the Company to retain those personnel. Each of the Directors recommends that the shareholders vote in favour of Resolution 4.

Recommendation For Resolution 5 (Special Business)

The Directors believe that the Company should be in a position to issue further options to Directors in order to provide appropriate incentives to those directors. Each of the Directors recommends that the shareholders vote in favour of Resolution 5.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia announces Share Purchase Plan

Monday 1 November 2004

The directors of Multiemedia Limited announce details of the 2004 Share Purchase Plan.

The SPP will provide eligible shareholders with the opportunity to subscribe up to $5,000 for fully paid ordinary shares in the Company, at a discount to the market price and with no brokerage costs.

Under the SPP, eligible shareholders will be offered new shares at a discount of either 12.5% or 18% to the volume weighted average share price in the five trading days immediately prior to the date of this announcement. The price of the shares under the SPP will be either 3 cents or 3.2 cents depending on amounts subscribed.

Funds raised will form part of the Company's working capital.

The right to participate in the SPP is available to Australian and New Zealand shareholders, registered as holders of shares in Multiemedia at 5.00 pm on 29 October 2004. The offer is non-renounceable and will close on 26 November 2004. The maximum amount that will be raised under the SPP will be $7.5m.

Full plan details will be included in a mail-out to eligible shareholders.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For further information please contact:

Shareholder enquiries
Mr Stephen Batten, Company Secretary on (03) 9674 4644, or
by email at shareholder@multiemedia.com

Media enquiries
Mr James Kellett, Director of Marketing on (03) 9674 4644

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

29th October 2004

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE TOWN STATE POSTCODE

Dear Shareholder

Multiemedia Limited Share Purchase Plan

The Multiemedia Share Purchase Plan (**SPP**) provides eligible shareholders with the opportunity to purchase additional fully paid ordinary shares (**Shares**) in the capital of Multiemedia Limited (**Multiemedia**) under the enclosed SPP terms and conditions. The subscription price for Shares under the SPP varies, depending on the number of Shares subscribed for. The prices are 3.2 cents per Share and 3.0 cents per Share. No brokerage or other costs associated with an acquisition of shares on the stock market will apply to Shares purchased under the SPP.

The offer under the SPP will close on 26 November 2004.

Offers and Terms and Conditions

The enclosed SPP terms and conditions and the attached acceptance form set out the terms and conditions of Multiemedia's offer under the SPP and should be read in full. By accepting the offer to purchase Shares under the SPP, you will agree to be bound by those terms and conditions and the constitution of Multiemedia.

You are eligible to participate in the SPP if you were an Australian or New Zealand resident shareholder registered as the holder of Shares, or a person noted on Multiemedia's register of members as holding shares on your behalf, at 5.00pm on 29 October 2004 (**Record Date**). To the extent that a registered holder holds shares on behalf of another person outside Australia or New Zealand, it is the responsibility of the holder to ensure that any acceptance is in compliance with any and all applicable foreign laws.

Eligible shareholders will be entitled to accept one of 5 alternative offers to acquire Shares under the SPP. The 5 alternative offers are:

- Offer A: 31,250 Shares – total amount payable @ 3.2 cents per Share is $1,000
- Offer B: 62,500 Shares – total amount payable @ 3.2 cents per Share is $2,000
- Offer C: 93,750 Shares – total amount payable @ 3.2 cents per Share is $3,000
- Offer D: 125,000 Shares – total amount payable @ 3.2 cents per Share is $4,000
- Offer E: 166,666 Shares – total amount payable @ 3 cents per Share is $5,000

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

A registered shareholder may only participate under this offer, or under any similar offer or arrangement made by Multiemedia in any consecutive 12 month period to a cumulative maximum amount of A$5,000. This restriction applies to all eligible shareholders, even if you receive more than one offer from Multiemedia under the SPP (for example, because you are a joint holder of Shares or because you hold more than one shareholding under separate share accounts or a nominee holds shares on your account). Shareholders must ensure they comply with this requirement.

Offer Price

The purchase price for each Share issued under the SPP varies, depending on the number of Shares subscribed for. The prices are 3.2 cents per Share and 3.0 cents per Share. The offer prices of 3 cents per Share and 3.2 cents per Share represent discounts of approximately 18%, and 12%, respectively, from the weighted average market closing price of all Shares sold on Australian Stock Exchange Limited (ASX) on the 5 trading days prior to the Record Date. That weighted average market closing price was 3.6602 cents.

Please note, the market price of Shares may have risen or fallen since the Record Date, and may rise or fall between the time you accept the offer and apply for the Shares and the time Multiemedia issues the Shares to you. This means that the price you pay per Share under the SPP may exceed the market price of Shares at the time those Shares are issued to you under the SPP.

Before accepting this offer, you are encouraged to seek your own financial and tax advice from a suitably qualified adviser in relation to this offer and your participation in the SPP.

How to Accept this Offer

You are not obliged to take up the offer of Shares under the SPP - participation in the SPP is entirely voluntary. The offer under the SPP is non-renounceable. This means that you cannot transfer your right to purchase Shares under the offer to anyone else.

To purchase Shares under the SPP, please read the attached terms and conditions and complete the attached acceptance form and return it, together with your cheque made payable to "Multiemedia Limited Share Purchase Plan".

Applications must be received by 26 November 2004.

If you have any questions in respect of the SPP, please contact:

Mr Stephen Batten
Company Secretary
Multiemedia Limited
+61 3 9674 4644

Yours sincerely

JOHN H. WALKER
Chairman

Multiemedia Limited
ABN 12 003 237 303
Share Purchase Plan

Terms and Conditions

Who is eligible to apply under this share purchase plan (SPP)?

You are eligible to apply to purchase fully paid ordinary shares in Multiemedia Limited (**Multiemedia**) under this offer if you are a registered shareholder of Multiemedia and:

(1) you were a registered holder of fully paid ordinary shares in Multiemedia (**Shares**) or a person was noted on Multiemedia's register of members as holding shares on your behalf at 5.00 pm (Melbourne time) on 29 October 2004; and

(2) your registered address is in Australia or New Zealand;

(an **Eligible Shareholder**).

Participation in the offer is optional and subject to the terms and conditions of this document and those set out in the acceptance form. By accepting this offer you agree to be bound by these terms and conditions and the constitution of Multiemedia.

The offer is non-renounceable, which means you cannot transfer your right to purchase Shares to anyone else. Accordingly, Shares applied for under this SPP may be issued only to the Eligible Shareholder to whom they are offered.

How is the price for the Shares calculated?

The issue prices for Shares under this offer are either 3 cents or 3.2 cents for each Share, depending on the number of Shares you wish to purchase. Details of those issue prices are set out below. In summary, the price per Share is 3.0 cents if the offer of 166,500 is accepted, and 3.2 cents if any other offer is accepted.

The issue prices are 3 and 3.2 cents represent discounts of approximately 18% and 12.5%, respectively, from the weighted average closing market price of all Shares sold on the Australian Stock Exchange Limited (**ASX**) on the five trading days up to and including 28 October 2004. That weighted average closing market price was 3.6602 cents.

The market price of Shares may have risen or fallen since the time the issue prices were set, and may rise or fall between the time you accept the offer and apply for the Shares and the time Multiemedia issues the Shares to you. This means that the price you pay per Share under this offer may exceed the market price of Shares at the time Shares are issued to you under the SPP.

Offers

Eligible Shareholders will be entitled to accept one of 5 alternative offers to acquire Shares under the SPP. The 5 alternative offers are:

- Offer A: 31,250 Shares – total amount payable @ 3.2 cents per Share is $1,000
- Offer B: 62,500 Shares – total amount payable @ 3.2 cents per Share is $2,000
- Offer C: 93,750 Shares – total amount payable @ 3.2 cents per Share is $3,000
- Offer D: 125,000 Shares – total amount payable @ 3.2 cents per Share is $4,000
- Offer E: 166,666 Shares – total amount payable @ 3 cents per Share is $5,000

Acceptance of the offer and how to pay for the Shares

You may accept an offer to participate in the SPP only by completing the acceptance form (you may select only one of the 5 offers described above) and returning it to Multiemedia, together with the appropriate payment for the amount to which the acceptance relates, by no later than 5:00 pm (Melbourne time) on 26 November 2004. However, Multiemedia reserves the right to accept applications received after this date if such applications are postmarked on or prior to 26 November 2004. Subject to this right, applications received after this deadline will be returned.

If the exact amount of money is not tendered with the acceptance form (by way of a cheque), Multiemedia reserves the right to return your acceptance form and cheque and not issue any Shares to you.

The Shares are to be paid for in the manner and in accordance with the instructions on the acceptance form.

What costs are payable?

In accepting the offer, you only have to pay the issue price for the Shares in accordance with one of the 5 offers described above. You do not have to pay for other transactions costs, such as brokerage, commissions, stamp duty or other costs commonly associated with an acquisition of shares on a stock exchange.

Multiemedia is currently seeking to raise an amount of up to $7.5 million (**Maximum Amount**) under the SPP.

If the SPP is over-subscribed above the Maximum Amount, then the board will scale back acceptances

on a proportional basis. Eligible Shareholders whose acceptances are scaled back will receive a return of their application moneys proportionately in accordance with the scale back factor explained below.

If the aggregate value of valid acceptances received by the closing date for this offer exceeds the Maximum Amount, then the following will apply:

(1) Multiemedia will calculate the aggregate value of valid acceptances received by the closing date (**Total Application Amount**);

(2) Multiemedia will calculate the amount by which the Total Application Amount exceeds the Maximum Amount (**Excess Amount**). The Excess Amount will be divided by the Total Application Amount to calculate the proportion by which acceptances will need to be reduced (**Scale Back Factor**); and

(3) the number of Shares issued pursuant to each valid acceptance will be reduced by the Scale Back Factor (rounded down to the nearest whole Share).

If the number of Shares issued pursuant to an Eligible Shareholder's valid acceptance is reduced, an amount equal to the multiple of the issue price per Share, being either 3 cents or 3.2 cents, as the case may be, and the number of Shares by which the acceptance was reduced, will be refunded to the Eligible Shareholder without interest, as soon as reasonably practicable after the closing date for the offer under the SPP.

When will Multiemedia issue the Shares and what rights attach to the Shares?

Shares will be issued as soon as reasonably practicable after the offer closes.

Shares issued under the SPP will rank equally with all existing fully paid ordinary shares in Multiemedia and will carry the same voting, dividend rights and other entitlements at the issue date.

Multiemedia will apply for the Shares issued under the SPP to be quoted on ASX. You will be sent a holding statement or issue notice for the Shares issued to you.

Can Multiemedia change the offer?

Multiemedia will not change the terms and conditions of this offer. However, other than as already provided for under these terms and conditions, Multiemedia also reserves the right to issue fewer Shares than an Eligible Shareholder applies for under this offer, or no Shares at all, if Multiemedia is of the view that issuing those Shares would result in a breach of any law, including the *Corporations Act* 2001 and the listing rules of Australian Stock Exchange Limited.

How often will Multiemedia offer the SPP?

While Multiemedia may offer an SPP in future years, at this stage it is the intention of the Board to offer Shares under the SPP only once in 2004.

Multiemedia will send Eligible Shareholders an offer document each time an offer is made under the SPP.

For future offers, Multiemedia may set different minimum and maximum investment amounts and may change the multiple of Shares offered and the issue price per Share.

Maximum subscription limit – $5,000

An Eligible Shareholder may only participate under this offer, or under any similar offer or arrangement made by Multiemedia in any consecutive 12 month period, to a cumulative maximum amount of AUD$5,000.

This limit applies to each Eligible Shareholder even if you receive more than one offer from Multiemedia in different capacities, for example as a sole holder and also as a joint holder of Shares.

General

The SPP will be administered by the board of Multiemedia, which will have absolute discretion to:

(1) determine appropriate procedures for the administration of the SPP consistent with these terms and conditions;

(2) settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with, or by reason of the operation of the SPP, whether generally or in relation to any application for Shares and the decision of the board will be conclusive and binding;

(3) resolve conclusively all questions of fact or interpretation arising in connection with the SPP particularly having regard to the intent of the SPP, and the intent of the relevant ASIC Class Order, as amended from time to time, under which the SPP is established; and

(4) delegate to any one or more persons, for such period or on such conditions as the board may determine, the exercise of the board's powers and discretions under the SPP.

The board reserves the right to waive compliance with any provision of these terms and conditions.

The board may, in its discretion, suspend or terminate the SPP at any time, subject to the *Corporations Act* 2001, ASIC Class Orders or Policy Statements and the listing rules of Australian Stock Exchange Limited.

The SPP is governed by and construed in accordance with the laws for the time being in force in Victoria.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$65,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares in consideration for the provision of consulting services in relation to : • Website Development • Marketing Strategy • Product implementation over a period of five months from July to November
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,241,105,652	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	164,275,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date ....
(Director/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.